Exhibit 99.2

INTEC PHARMA LTD.

CONDENSED INTERIM FINANCIAL INFORMATION

(UNAUDITED)

SEPTEMBER 30, 2015

2

INTEC PHARMA LTD.

CONDENSED INTERIM FINANCIAL INFORMATION

(UNAUDITED)

SEPTEMBER 30, 2015

TABLE OF CONTENTS

Page
CONDENSED UNAUDITED FINANCIAL STATEMENTS - IN NIS:
Statements of Financial Position	2
Statements of Comprehensive Loss	3
Statements of Changes in Equity	4-5
Statements of Cash Flows	6-7
Notes to the Condensed interim Financial Statements	8-14

2

INTEC PHARMA LTD.

CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION

			Convenience
			translation
			into USD
			(note 1b)
	December 31,	September 30,	September 30,
	2014	2015	2015
	(Audited)	(Unaudited)
	NIS in thousands		In thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	22,287	132,394	33,748
Financial assets at fair value through profit or loss	7,820	8,270	2,108
Restricted bank deposits	292	242	62
Other receivables	1,120	1,900	484
	31,519	142,806	36,402
NON-CURRENT ASSETS -
Property and equipment	17,101	17,128	4,366
TOTAL ASSETS	48,620	159,934	40,768
Liabilities and equity
CURRENT LIABILITIES -
Accounts payable and accruals:
Trade	716	1,044	266
Other	6,503	7,002	1,785
	7,219	8,046	2,051
NON-CURRENT LIABILITIES – Derivative financial instruments	4,528	1,826	465
COMMITMENTS AND CONTINGENT LIABILITIES
TOTAL LIABILITIES	11,747	9,872	2,516
EQUITY:
Ordinary shares	2,701	2,701	689
Share premium	198,566	328,985	83,860
Warrants	2,249	—	—
Accumulated deficit	(166,643)	(181,624)	(46,297)
TOTAL EQUITY	36,873	150,062	38,252
TOTAL LIABILITIES AND EQUITY	48,620	159,934	40,768

The accompanying notes are an integral part of these condensed financial statements.

INTEC PHARMA LTD.

CONDENSED INTERIM STATEMENT OF COMPREHENSIVE LOSS

					Convenience translation
					into USD (note 1b)
					Three months	Nine months
	Three months ended		Nine months ended		ended	ended
	September 30		September 30		September 30,	September 30,
	2014	2015	2014	2015	2015	2015
	(Unaudited)
	NIS in thousands				In thousands

RESEARCH AND DEVELOPMENT EXPENSES	(4,114)	(5,738)	(13,242)	(16,275)	(1,463)	(4,148)
LESS - PARTICIPATION IN RESEARCH AND DEVELOPMENT EXPENSES	1,014	2,176	4,300	5,517	555	1,406
RESEARCH AND DEVELOPMENT EXPENSES, net	(3,100)	(3,562)	(8,942)	(10,758)	(908)	(2,742)
GENERAL AND ADMINISTRATIVE EXPENSES	(1,927)	(2,989)	(6,945)	(7,453)	(762)	(1,900)
OTHER GAINS (LOSSES), net	(2)	42	1,035	29	11	7
OPERATING LOSS	(5,029)	(6,509)	(14,852)	(18,182)	(1,659)	(4,635)
FINANCIAL INCOME	306	3,460	3,483	3,290	882	839
FINANCIAL EXPENSES	(300)	(2,331)	(75)	(1,424)	(594)	(363)
FINANCIAL INCOME, net	6	1,129	3,408	1,866	288	476
LOSS AND COMPREHENSIVE LOSS	(5,023)	(5,380)	(11,444)	(16,316)	(1,371)	(4,159)

	NIS				U.S.D
BASIC AND DILUTED LOSS PER ORDINARY SHARE	(1.09)	(0.62)	(2.49)	(2.49)	(0.16)	(0.63)

The accompanying notes are an integral part of these condensed financial statements.

(Continued) - 1

INTEC PHARMA LTD.

CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY

	Ordinary	Share		Accumulated
	shares	premium	Warrants	deficit	Total
	NIS in thousands
BALANCE AT JANUARY 1, 2014 (audited)	2,278	168,459	8,753	(147,227)	32,263
CHANGES IN THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2014 (unaudited):
Issuance of shares to former related party	26	229		(255)	—
Expiration of warrants (Series 1)		5,197	(5,197)		—
Exercise of options by employees and service providers	7	572			579
Share-based compensation				882	882
Comprehensive loss				(11,444)	(11,444)
BALANCE AT SEPTEMBER 30, 2014 (unaudited)	2,311	174,457	3,556	(158,044)	22,280
BALANCE AT JANUARY 1, 2015 (audited)	2,701	198,566	2,249	(166,643)	36,873
CHANGES IN THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2015 (unaudited):
Expiration of non-tradable warrants, see note 6(c)		1,338	(1,338)		—
Exercise of warrants (Series 7) , see note 6(e)		7,639	(329)		7,310
Expiration of warrants (Series 7) , see note 6(e)		582	(582)		—
Proceeds from issuance of shares through an initial public offering, net of NIS 12,878 thousand issuance costs, see note 6(f)		116,780			116,780
Shares to be issued as part of an investment agreement, see note 5(b)(4)		4,080			4,080
Share-based compensation				1,335	1,335
Comprehensive loss				(16,316)	(16,316)
BALANCE AT SEPTEMBER 30, 2015 (unaudited)	2,701	328,985	—	(181,624)	150,062

The accompanying notes are an integral part of these condensed financial statements.

(Concluded) - 2

INTEC PHARMA LTD.

CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY

	Ordinary	Share		Accumulated
	shares	premium	Warrants	deficit	Total
	Convenience translation into USD in thousands (note 1b)
BALANCE AT JANUARY 1, 2015 (audited)	689	50,616	573	(42,478)	9,400
CHANGES IN THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2015 (unaudited):
Expiration of non-tradable warrants, see note 6(c)		341	(341)		—
Exercise of warrants (Series 7), see note 6(e)		1,947	(84)		1,863
Expiration of warrants (Series 7), see note 6(e)		148	(148)		—
Proceeds from issuance of shares through an initial public offering, net of $ 3,283 thousand issuance costs, see note 6(f)		29,768			29,768
Shares to be issued as part of an investment agreement see note 5(b)(4)		1,040			1,040
Share-based compensation				340	340
Comprehensive loss				(4,159)	(4,159)
BALANCE AT SEPTEMBER 30, 2015 (unaudited)	689	83,860	—	(46,297)	38,252

The accompanying notes are an integral part of the financial statements.

(Continued) - 1

INTEC PHARMA LTD.

CONDENSED INTERIM STATEMENTS OF CASH FLOWS

			Convenience
			translation
			into USD
			(note 1b)
			Nine months
	Nine months ended		ended
	September 30		September 30,
	2014	2015	2015
	(Unaudited)
	NIS in thousands		In thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Comprehensive loss	(11,444)	(16,316)	(4,159)
Adjustments to reconcile loss and comprehensive loss to net cash provided by (used in) operations (see appendix A)	(426)	2,138	545
Net cash used in operating activities	(11,870)	(14,178)	(3,614)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(256)	(3,339)	(851)
Proceeds from (payment for) disposal (acquisition) of financial assets at fair value through profit or loss, net	9,636	(421)	(107)
Changes in restricted bank deposits, net	(31)	49	13
Net cash provided by (used in) investing activities	9,349	(3,711)	(945)
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of shares through an initial public offering, net of issuance costs		118,151	30,117
Exercise of warrants (series 7)		7,310	1,863
Exercise of options by employees and service providers	579
Net cash provided by financing activities	579	125,461	31,980
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,942)	107,572	27,421
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	11,763	22,287	5,681
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	209	2,535	646
CASH AND CASH EQUI VALENTS - END OF PERIOD	10,030	132,394	33,748

The accompanying notes are an integral part of the financial statements.

(Concluded) - 2

INTEC PHARMA LTD.

CONDENSED INTERIM STATEMENTS OF CASH FLOWS

			Convenience
			translation
			into USD
			(note 1b)
			Nine months
	Nine months ended		ended
	September 30		September 30,
	2014	2015	2015
	(Unaudited)
	NIS in thousands		In thousands

APPENDIX A:
Adjustments to reconcile loss and comprehensive loss to net cash provided by operations:
Income and expenses not involving cash flows:
Depreciation	1,587	1,609	410
Exchange differences on restricted deposits	(2)	1	*
Changes in the fair value of derivative financial instruments	(2,723)	1,378	351
Exchange differences on cash and cash equivalents	(209)	(2,535)	(646)
Gains on financial assets at fair value through profit or loss	(148)	(29)	(7)
Share-based compensation to employees and service providers	882	1,335	340
	(613)	1,759	448
Changes in operating asset and liability items:
Decrease (increase) in other receivables	2,091	(780)	(199)
Increase (decrease) in accounts payable and accruals	(1,904)	1,159	296
	187	379	97
	(426)	2,138	545
APPENDIX B:
Information regarding investment and financing activities not involving cash flows:
Changes in liability with respect to property	3,598	570	145
Settlement of liability in respect to derivative financial instrument to equity		4,080	1,040
Unpaid issuance expenses		1,371	349
Supplementary information to the statement of cash flows -
interest received	555	85	22

* Represents an amount less than USD 1,000

The accompanying notes are an integral part of the financial statements.

INTEC PHARMA LTD.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 - GENERAL:

a.	General:

1)	Intec Pharma Ltd. (the "Company") is engaged in the development of proprietary technology, which enables the gastric retention of certain drugs. The technology is intended to significantly improve the efficiency of the drugs and substantially reduce their side-effects or the effective doses.

The Company is a limited liability public company incorporated and domiciled in Israel. The registered address of its offices is 12 Hartom St., Jerusalem, Israel.

The Company’s ordinary shares are traded on the Tel-Aviv Stock Exchange Ltd. Since August 4 2015, the Company's ordinary shares have also been traded on the NASDAQ Capital Market ("NASDAQ"), see note 6(f).

2)	The Company is in the research and development stages and has not yet generated revenues from its operations. Management expects that the Company will continue to incur substantial research and development expenses and other expenses related to its ongoing operations and there is no assurance that the Company’s business will generate positive cash flow. Through September 30, 2015, the Company’s activities have been funded through raising capital from the public and/or private investors and/or institutional investors and grants from governmental authorities and/or private funds. In the opinion of the Company's management, according to its work plan, it has the means necessary for its continued operations in the current format at least through the 12 months following September 30, 2015. Management believes that additional funds through raising capital and/or research grants and/or signing one or more cooperation agreements will be required for the completion of research and development of the Company's products. There is no assurance that such funds will be available to the Company as per its conditions, if any. If the Company is unsuccessful in executing the abovementioned plans, it may need to make adequate changes to its operations accordingly. Management believes they can execute their plans.

3)	On August 7, 2015, the Company completed an initial public offering ("IPO") of its ordinary shares on the NASDAQ. The Company raised, together with the exercise of part of the underwriters’ over-allotment option, a total of approximately $30 million (net of commissions to the underwriters and offering expenses). For more details, see note 6(f).

b.	Convenience translation into US dollars (“dollars” or “USD” or $)

For the convenience of the reader, the reported New Israeli Shekel (NIS) amounts as of September 30, 2015 and for the nine and the three month periods then ended have been translated into dollars at the Bank of Israel's representative rate of exchange for September 30, 2015 ($1 = NIS 3.923 ). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

c.	Approval of financial statements

These condensed interim financial statements were approved by the Board of Directors on November 4, 2015.

INTEC PHARMA LTD.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 2 - BASIS OF PREPARATION

The Company’s condensed interim financial statements for the nine and three months ended September 30, 2015 and 2014 (the “condensed interim financial statements”) have been prepared in accordance with International Accounting Standard IAS 34, “Interim Financial Reporting” (“IAS 34”). These condensed interim financial statements, which are unaudited, do not include all disclosures necessary for a complete statement of financial position, results of operations, and cash flow in conformity with International Financial Reporting Standards (“IFRS”). The condensed interim financial statements should be read in conjunction with the annual financial statements as of December 31, 2014 and for the year then ended and their accompanying notes, which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). The results of operations for the nine and three months ended September 30, 2015 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and calculation methods applied in the preparation of the condensed interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2014.

NOTE 4 - CRITICAL ACCOUNTING ESTIMATES

As part of the preparation of the condensed interim financial statements, Company management is required to make estimates that affect the value of assets, liabilities, income, expenses and certain disclosures included in the Company’s condensed interim financial statements. By their very nature, such estimates are subjective and complex and consequently may differ from actual results.

The critical accounting estimates applied in the preparation of the condensed interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2014, except as outlined below:

Derivative financial instruments - as described in note 5(b)(4), the Company has financial liabilities in respect of derivative financial instruments. Per the agreement described in note 5(b)(4) and following the completion of the IPO on the NASDAQ, see note 6(f), the valuation technique of the derivative financial instruments has been changed from the Monte Carlo model to the Black-Scholes model. The Black-Scholes model is a standard valuation technique for this type of instrument, which values the instrument on the basis of various parameters (such as the price of the Company's shares, expected life, expected volatility, risk-free interest and exercise price).

INTEC PHARMA LTD.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 5 - FINANCIAL INSTRUMENTS:

a.       Financial risk management

The Company’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk and cash flow interest rate risk), credit risk and liquidity risk.

The condensed interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements and they should be read in conjunction with the Company’s annual financial statements as of December 31, 2014.

There have been no changes in the risk management department or in any risk management policies since year end.

b.       Financial instruments:

1)	As of September 30, 2015 and as of December 31, 2014, the Company holds financial assets at fair value through profit and loss in an amount of approximately NIS 8.3 million (unaudited) and NIS 7.8 million (audited), respectively, which are included in Level 1.

2)	The fair value of restricted bank deposits, other receivables and other payables which constitute financial assets and financial liabilities, approximates their carrying amount.

3)	As of September 30, 2015 and as of December 31, 2014, there is a noncurrent liability in respect of derivative financial instruments which amounted to approximately NIS 1,826 thousand (unaudited) and NIS 4,528 thousand (audited), respectively, which are included in Level 3.

During the nine and three months periods ended September 30, 2015, the changes in derivative financial instruments (Level 3) arose from changes in fair value which were recorded in the statement of comprehensive loss as financial expenses and from the settlement of the Anti-dilution rights see section 4 below.

4)	In August 2013, the Company signed an agreement with several investors ("the Agreement") that included ordinary shares and warrants issuance under the conditions specified in the Agreement and anti-dilution protection until the occurrence of the earliest of one of the following events: (1) the Dual Listing, (2) consummation of a merger or acquisition event (“M&A Event”) or (3) four years from the signing date of the Agreement. During this period, in case of the occurrence of an M&A Event or new investment in the Company at a price per share that is lower than NIS 66.93 (the “Protection Threshold Price”), an investor would have been entitled to an additional allotment of ordinary shares in accordance with a formula set forth in the Agreement, less the ordinary shares that were already issued following any previous anti-dilution right ("Downside Protection"). In the event of the activation of the Downside Protection mechanism, the exercise price of the Warrants which were still held by an investor would have been reduced by the same calculation.

According to the Agreement and following the completion of the IPO, see note 6(f), the investors were entitled to an additional allotment of 174,566 ordinary shares and a reduction of the exercise price of the warrants and additional warrants from NIS 35 to NIS 21.7. As of September 30, 2015, the liability to issue additional shares, in the amount of NIS 4.1 million was credited to equity since all approvals have been received. These 174,566 ordinary shares were issued on October 8, 2015 and the Downside Protection terminated.

INTEC PHARMA LTD.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 5 - FINANCIAL INSTRUMENTS (continued):

The derivative financial instruments are measured at fair value each reporting period. The fair value of the warrants and the additional warrants, as at September 30, 2015 were approximately NIS 1,377 thousand and NIS 449 thousand, respectively. During the nine and three months periods ended September 30, 2015, losses from changes in the fair value of the derivatives financial instruments amounted to approximately NIS 1,378 thousand and NIS 2,318 thousand, respectively. During the nine months period ended September 30, 2014, gain from changes in the fair value of the derivatives financial instruments amounted to approximately NIS 2,723 thousand. During the three months period ended September 30, 2014, losses from changes in the fair value of the derivatives financial instruments amounted to approximately NIS 287 thousand.

These instruments are measured at fair value, as of September 30, 2015, using Black-Scholes model. The assumptions used in calculating the fair value of these instruments are as follows:

September 30, 2015
Share price (NIS)	22.22
Exercise price (NIS)	21.7
Volatility	55.16%-59.92%
Risk free rate	0.12%-0.31%
Expected term (years)	1.06-1.97

NOTE 6 - EQUITY:

a.	On December 31, 2014, the Board of Directors approved, further to a recommendation of the compensation committee, effective January 1, 2015, the appointment of the Company's Chief Financial Officer ("CFO"). As part of his employment agreement, a grant of 20,000 options was approved. Each option will be exercisable into one ordinary share, each for an exercise price of NIS 27.93. The options will vest over a four-year period, with half of the options vesting at the end of a two-year period from the date of grant, and the second half vesting in eight equal quarterly tranches, subsequent to the two-year period from the grant date, subject to the CFO's continued employment with the Company at the time that each tranche vests. These options will expire after six years from the date of grant. The value of the benefit in respect of the said options, as calculated at the date of grant, is approximately NIS 200 thousand. In addition, a grant of 40,000 options was approved of which 12,000 options to purchase 12,000 ordinary shares, each for an exercise price of NIS 27.93. These options will be exercisable only in the event that a material agreement, as defined in the Company's compensation policy, is signed between the Company and a third party, subject to his continued employment with the Company.

INTEC PHARMA LTD.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 6 - EQUITY (continued):

These options will expire after six years from the date of grant. The value of the benefit of those options is approximately NIS 120 thousand and will be recognized in the financial statements of the Company only if a material agreement is signed. 28,000 options to purchase 28,000 ordinary shares will be exercisable upon completion of an issuance of the Company's ordinary shares in a foreign stock exchange, subject to his continued employment with the Company. If within 18 months from the date of the grant, the Company has not completed the issuance of the Company's ordinary shares in a foreign stock exchange, but has signed a material agreement, 8,000 options from the 28,000 options will vest, in addition to 12,000 options as described above.

The exercise price of these options will be NIS 27.93, and in the event that a material agreement has been signed, the higher of NIS 27.93 and the average of the share price for the 30 trading days after the signing of a material agreement. These options will expire after six years from the date of grant.

In August 2015, following the completion of the IPO, see note 6(f), 28,000 options, that were exercisable upon completion of an issuance of the Company's ordinary shares in a foreign stock exchange, as described above, were vested and the value of the benefit of those options in the amount of approximately NIS 280 thousand was recognized in the financial statements of the Company.

b.	During the nine-month period ended September 30, 2015, options to purchase 344 ordinary shares granted to employees were forfeited.

c.	On February 13, 2015 all 92,400 non-tradable and unlinked warrants that were issued as part of the agreements for a private placement with institutional investors in February 2013 expired.

d.	On March 29, 2015, further to an approval of the general meeting on March 18, 2014, the Company executed a 50-to-1 reverse share split of the Company's ordinary shares and eliminated their par value. Upon the effectiveness of the reverse share split, (i) the number of ordinary shares was proportionally decreased and their par value was eliminated, (ii) the number of ordinary shares into which each outstanding option and outstanding warrant to purchase ordinary shares is exercisable was proportionally decreased, and (iii) the exercise price of each outstanding option and outstanding warrant to purchase ordinary shares was proportionally increased. In addition, the general meeting approved an increase of the Company's authorized share capital to include, after the reverse share split, 16,000,000 ordinary shares with no par value. Unless otherwise indicated, all of the shares numbers, the options and warrants numbers, loss per share amounts, share prices, warrant exercise prices and option exercise prices in these financial statements have been adjusted, on a retroactive basis, to reflect this 50-to-1 reverse share split.

e.	Until April 26, 2015, 208,843 unlinked warrants (Series 7) were exercised to purchase 208,843 ordinary shares for consideration of approximately NIS 7.3 million. The remaining 368,952 unexercised and unlinked warrants (Series 7) expired on April 26, 2015.

INTEC PHARMA LTD.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 6 - EQUITY (continued):

f.	On August 7, 2015, the Company completed an IPO of its ordinary shares on the NASDAQ, pursuant to which the Company issued 5,025,000 ordinary shares with no par value, at a price to the public of $6.00 per ordinary share, raising a total of approximately $26.5 million (net of commissions to the underwriters and offering expenses). In addition, on September 17, 2015 the underwriters exercised in part their over-allotment option and purchased an additional 638,750 ordinary shares at a price of $6 per share. The proceeds from the exercise of the option, net of underwriters’ commission and offering expenses, were approximately $3.5 million, bringing the total net proceeds from the initial public offering to approximately $30 million.

NOTE 7 - COMMITMENTS AND CONTINGENT LIABILITIES:

a.	On August 30, 2011, the Company entered into an agreement with an international manufacturer for ordering an automated production line for Accordion Pills. The order covers engineering design and planning. In May 2013, the Company entered into a follow on order to manufacture and assemble the automated production line. In addition, due to adjustments to the automated production line made by the Company, additional costs were added.

On September 1, 2015, the installation of the automated production line was completed. The Company's management estimates that the useful life of the automated production line is 7 years and should be depreciated by the straight-line method.

b.	On March 31, 2011, the Company received a statement of claim from a former related party, for an allocation of approximately 50,909 of the Company’s ordinary shares.

The lawsuit was in respect of a performance target relating to a share-based compensation transaction with the plaintiff.

The Company has recorded expenses in its 2006 financial statements (the year in which the service was rendered) with respect to the share-based compensation.

On September 8, 2013, the Israeli District Court ruled in favor of the plaintiff and ordered the Company to allocate to the plaintiff ordinary shares constituting approximately 0.89% of the Company’s share capital at full dilution.

The Company filed an appeal to the Israeli Supreme Court and concurrently issued the ordinary shares to the plaintiff on April 22, 2014.

To secure the Company’s obligations that may arise as part of the appeal proceedings, the Company has granted a bank guarantee to the plaintiff in the amount of approximately NIS 50 thousand.

On May 27, 2015, there was a court hearing relating to the Company's appeal. After the hearing, the Company decided to withdraw its appeal and because of this withdrawal, the Company is not required to pay costs to the plaintiff and the bank guarantee was returned to the Company.

c.	On April 15, 2015 an agreement was signed between the Company and Biogen MA Inc (“Biogen“) with respect to the execution of a Research, Option and Licensing agreement. The agreement is for the development of a designated accordion pill with a marketed, proprietary drug of Biogen. Under the agreement, the Company will conduct activities for the development of the collaboration product, pursuant to an agreed upon research plan, which activities shall be funded by Biogen subject to achievement of certain research plan milestones.

INTEC PHARMA LTD.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 7 - COMMITMENTS AND CONTINGENT LIABILITIES (continued):

The Company shall be entitled to consideration of $920 thousand for achievement of research plan milestones. In addition for the exercise of the option, achievement of additional milestones as described in the agreement and royalties based on sales, the Company shall be entitled to consideration of up to $147 million. In May 2015, the Company received a payment of the funding of the research plan in the amount of $250 thousand.

d.	In May and June 2015, in addition to previously approved programs, the Company received approval from the Office of the Chief Scientist ("OCS") of the Israeli Ministry of Economy for a participation in research and development activities performed by the Company from January 1, 2015 to December 31, 2015 in the amount of NIS 9.1 million. As of September 30, 2015, the Company received from the OCS approximately NIS 4.3 million.

NOTE 8 - EVENT SUBSEQUENT TO SEPTEMBER 30, 2015

In October 2015, options to purchase 565 ordinary shares granted to employees were exercised for consideration of approximately NIS 283 and options to purchase 3,000 ordinary shares granted to employees were forfeited.